CANETIC RESOURCES TRUST

NOTICE

This Notice accompanies, and should be read in conjunction with, the Certification of Interim Filings Form 52-109F2 of David J. Broshko, Vice President, Finance and Chief Financial Officer dated May 9, 2006 (the "Original Certificate") filed by Canetic Resources Trust (the "issuer") with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate certified the interim filings, which were filed on SEDAR on May 9, 2006.  The MD&A, filed on May 9, 2006, was subsequently revised to correct a clerical error in the general and administrative expense figures for the first quarter of 2006 and for various style and format related revisions and was filed as an amended MD&A on May 17, 2006.  The Original Certificate was not subsequently re-filed with the Amended MD&A.  The certificate attached hereto is being filed in order to certify the amended MD&A.  As of the date of this notice, the Original Certificate is superseded and replaced by the Form 52-109F2 of David J. Broshko, Vice President, Finance and Chief Financial Officer dated August 14, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated August 14, 2006

Yours truly,

CANETIC RESOURCES INC., as Administrator for
CANETIC RESOURCES TRUST

(signed "Brian D. Evans")

Brian D. Evans
Vice President, General Counsel & Secretary

Modified Form 52-109F2
Certification of Interim Filings

I David J. Broshko, Vice President, Finance and Chief Financial Officer of Canetic Resources Inc. on behalf of

Canetic Resources Trust, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canetic Resources Trust, (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

(signed "David J. Broshko")________
David J. Broshko, C.A.
Vice President, Finance and Chief Financial Officer